Exhibit - 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO

OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Mellon Financial Corporation

(Parent Corporation)(a)

	Year ended Dec. 31,
(dollar amounts in millions)	2002	2001	2000	1999	1998

1. Income before income taxes and equity in undistributed net income of subsidiaries	$831	$645	$845	$707	$253
2. Fixed charges: interest expense, one-third of rental expense net of income from subleases and amortization of debt issuance costs	194	236	237	224	205

3. Income before income taxes and equity in undistributed net income of subsidiaries, plus fixed charges (line 1 + line 2)	$1,025	$881	$1,082	$931	$458

4. Preferred stock dividend requirements(b)	$-	$-	$-	$-	$13

5. Ratio of earnings (as defined) to fixed charges (line 3 divided by line 2)	5.28	3.73	4.56	4.15	2.24
6. Ratio of earnings (as defined) to combined fixed charges and preferred stock dividends [line 3 divided by (line 2 + line 4)]	5.28	3.73	4.56	4.15	2.10

(a)	The parent corporation ratios include the accounts of Mellon Financial Corporation (the “Corporation”) and Mellon Funding Corporation, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation, and Mellon Capital I and Mellon Capital II, special purpose business trusts formed by the Corporation, that exist solely to issue capital securities, and MIPA, LLC, single member limited liability company wholly owned by the Corporation, created to hold and administer corporate owned life insurance. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.
(b)	Preferred stock dividend requirements for 1998 represent the pretax amounts required to cover preferred stock dividends.